		Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Nine Months Ended
	September 30,
	2012	2011
(Dollars in thousands)
EARNINGS:
Income before income taxes	$249,282	$347,519
Add (deduct):
Equity in earnings of unconsolidated entities	(73,796)	(64,031)
Distributions from unconsolidated entities	45,558	52,385
Amortization of capitalized interest	1,220	849
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(18,072)	(17,316)
	204,192	319,406
Add fixed charges:
Consolidated interest expense (1)	68,100	94,184
Interest portion (1/3) of consolidated rent expense	42,541	39,134
	$314,833	$452,724

FIXED CHARGES:
Consolidated interest expense (1)	$68,100	$94,184
Capitalized interest	15,242	9,733
Interest portion (1/3) of consolidated rent expense	42,541	39,134
	$125,883	$143,051

RATIO OF EARNINGS TO FIXED CHARGES	2.50	3.16

Tax-effected preferred dividends	$57	$50
Fixed charges	125,883	143,051
Fixed charges and preferred dividends	$125,940	$143,101

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.50	3.16

(1)     Interest expense on income tax contingencies is not included in fixed charges.